UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002, and for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principals.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma June 18, 2004

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Cash	$1,029	$305

Investments	12,673,709	8,406,033

Receivables:
Contributions:
Participants	37,459	33,976
Employer	22,110	39,876
Participant loans	4,564	3,017
Accrued interest	1,232	1,190

Total receivables	65,365	78,059

Total assets	12,740,103	8,484,397

Liabilities:
Excess deferrals and other	1,015	10,332

Net assets available for benefits	$12,739,088	$8,474,065

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions:
Investment income:
Net appreciation in fair value of investments	$2,457,171
Interest and dividends	192,775

Net investment income	2,649,946

Contributions:
Participants	1,193,269
Employer	688,646

1,881,915

Net additions	4,531,861

Deductions:
Benefit payments	251,051
Administrative expenses	15,787

Total deductions	266,838

Increase in net assets available for benefits	4,265,023
Net assets available for benefits at beginning of year	8,474,065

Net assets available for benefits at end of year	$12,739,088

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in the plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Beginning January 1, 2002, participants may contribute up to 50% of pretax annual compensation, as defined in the plan document. Prior to the adoption of the new plan document, participants were limited to contributing a maximum of 11% of pretax annual compensation. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which totaled $25,928 in 2003. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2003. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce plan expenses, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Included in the Plan assets at December 31, 2003 and 2002, were $48,067 and $47,491, respectively, of unallocated forfeited nonvested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Company. Certain administrative expenses incurred by the Plan are paid by the Company and were not material in 2003.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and nonforfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2003 and 2002. The Company’s common stock is valued at its published market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant account balance and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by Nationwide Trust Company. The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Dreyfus Intermediate Term Income Fund	$1,506,268	$1,251,734
Growth Fund of America/ A	1,794,724	1,117,624
Putnam International Growth	1,681,381	1,068,159
SEI Stable Asset	839,435	643,579
State Street Research Aurora A	945,034	475,496
Van Kampen Growth and Income A	2,240,965	1,452,598
Sonic Corp. common stock	2,618,194	1,697,248

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the Year Ended December 31, 2003
Mutual funds	$1,602,926
Sonic Corp. common stock	854,245

Net appreciation in fair value of investments	$2,457,171

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 73-1371046

December 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Market Value
	AIM Small Cap Growth Fund	23,950 shares	$615,759
	Cash Management Trust of America	122,307 shares	122,307
	Dreyfus Intermediate Term Income Fund	116,314 shares	1,506,268
	Growth Fund of America/A	73,135 shares	1,794,724
	Putnam International Growth	81,383 shares	1,681,381
	SEI Stable Asset	839,435 shares	839,435
	State Street Research Aurora A	24,476 shares	945,034
	Van Kampen Growth and Income A	124,222 shares	2,240,965
*	Sonic Corp. common stock	85,506 shares	2,618,194
*	Participant Loans	Participant loans,
		interest rates from
		4.95% to 10.5%	309,642

	Total assets held for investment		$12,673,709

*Indicates party-in-interest to the Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan
	By:	/s/ Nancy L. Robertson Nancy L. Robertson, Chair of the Sonic Corp. Savings and Profit Sharing Plan Advisory Committee
Date: June 28, 2004

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm